March 31, 2014

Securities and Exchange Commission

Division of Corporate Finance

Attention: Amanda Ravitz

10 F Street, N.E.

Washington, D.C. 20549

Re:	Lombard Medical, Inc.
Registration Statement on Form F-1
Confidentially submitted on January 22, 2014
Publicly Filed on March 10, 2014

Ladies and Gentlemen:

On behalf of Lombard Medical, Inc. (“Lombard Medical” or the “Company”), we are responding to comments contained in your letter dated March 28, 2014 to Mr. Simon Hubbert, Chief Executive Officer of the Company.

We are concurrently submitting Amendment No. 1 to Form F-1, originally publicly filed with the Securities and Exchange Commission (the “Commission”) on March 10, 2014 (the “Amendment No. 1”). Amendment No. 1 reflects responses to your comments, as indicated below, as well as revisions reflecting developments in the Company’s business since the March 10, 2014 submission.

The responses contained below are based upon information provided to us by the Company. The responses are keyed to the numbering of the comments in your letter. Page numbers in the comments refer to the pages of the March 10, 2014 submission; page numbers in the responses refer to the pages of Amendment No. 1.

Prospectus Cover

1. Please remove from the front prospectus cover the designations “Joint Book-Running Managers” and “Co-Manager.” If these designations are appropriate for your prospectus, you may include the designations in another section of your document where you can also explain their significance to investors.

Response:

In accordance with the Staff’s comment, the Company has removed these designations from the front prospectus cover.

We cannot assure you that we will not be classified, page 28

2. Briefly define a passive foreign investment company in this risk factor. Further disclose that you do not intend to provide the necessary information that would enable an investor to take a qualified electing fund election, which, if available, could mitigate the adverse tax consequences should you be classified as a passive foreign investment company.

Response:

In accordance with the Staff’s comment, the Company has added to this risk factor on page 28 (i) the definition of a passive foreign investment company and (ii) disclosure that it does not intend to provide the necessary information that would enable an investor to take a qualified electing fund election, which, if available, could mitigate the adverse tax consequences should the Company be classified as a passive foreign investment company.

* * * *

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding this submission or response letter, please contact Kristian Wiggert at +44 20 7067 2280 or kwiggert@cov.com or Brian Rosenzweig of this firm at 212-841-1108 or brozenzweig@cov.com.

Very truly yours

/s/ Covington & Burling LLP

Covington & Burling LLP